EXHIBIT 1
Empresas ICA, S.A.B. de C.V.
[•] CPOs
Ordinary Participation Certificates, each representing one ordinary share, without par value
In the form of CPOs or American Depositary Shares
each representing 4 CPOs
Plus an option to purchase from the Company up to [•] additional CPOs to cover over-allotments
Underwriting Agreement
New York, New York
September 25, 2007
To the Representatives
named in Schedule I
hereto of the several
Underwriters named in
Schedule II hereto
Ladies and Gentlemen:
          Empresas ICA, S.A.B. de C.V., a sociedad anónima bursatil, organized under the laws of Mexico (the “Company”), proposes to sell to the Underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the number of ordinary participation certificates (certificados de participación ordinarios, or the “CPOs”) set forth in Schedule I hereto, each representing one share of common stock of the Company, without par value (the “Common Stock,” and the CPOs, together with the underlying Common Stock, hereinafter called the “Underwritten Shares”). The Company also proposes to grant to the Underwriters an option to purchase up to the number of additional CPOs set forth in Schedule I hereto to cover over-allotments, if any (the additional CPOs (the “Option CPOs”), together with the underlying Common Stock, hereinafter called the “Option Shares,” and together with the Underwritten Shares, hereinafter called the “Shares”).
          It is understood that the Company is concurrently entering into a Contrato de Colocacion (the “Mexican Underwriting Agreement,” together with this Underwriting Agreement, the “Global Underwriting Agreements”) providing for the sale by the Company to the Mexican Underwriters identified therein (the “Mexican Underwriters”) of an aggregate of [•] shares of Common Stock (said shares to be sold by the Company pursuant to the Mexican Underwriting Agreement being hereinafter called the “Mexican Underwritten Shares”) and providing for the grant to the Mexican Underwriters of an option to purchase from the Company up to [•] additional shares of Common Stock (the “Mexican Option Shares,” and together with the “Mexican Underwritten Shares,” the “Mexican Shares,” and together with the Shares, the “Global Shares”).

          The Representatives have also advised the Company that the Underwriters may elect to cause the Company to deposit on their behalf all or any portion of the CPOs to be purchased by them hereunder pursuant to the Deposit Agreement, dated April 1, 1992, as amended and restated as of June 30, 1997 and August 30, 2007 (the “Deposit Agreement”), among the Company, the Bank of New York, as depositary (the “Depositary”), and all holders from time to time of the ADSs (as hereinafter defined). Upon deposit of any CPOs, the Depositary will issue American Depositary Shares (the “ADSs”) representing the CPOs so deposited. The ADSs will be evidenced by American Depositary Receipts (the “ADRs”). Each ADS will represent 4 CPOs and each ADR may represent any number of ADSs.
          Unless the context otherwise requires, the terms “Underwritten Securities,” “Mexican Underwritten Securities,” “Option Securities,” “Mexican Option Securities,” the “Mexican Securities,” “Securities” and “Global Securities” shall be deemed to refer, respectively, to Underwritten Shares, Mexican Underwritten Shares, Option Shares, Mexican Option Shares, Mexican Shares, Shares and Global Shares as well as, in each case, to any ADSs representing such securities and the ADRs evidencing such ADSs.
          It is further understood and agreed that the Mexican Underwriters and the Underwriters (collectively, the “Global Underwriters”) have entered into an Agreement Between Underwriters and Mexican Underwriters dated the date hereof (the “Agreement Between Underwriters and Mexican Underwriters”), pursuant to which, among other things, the Mexican Underwriters may purchase from the Underwriters a portion of the Securities to be sold pursuant to this Underwriting Agreement and the Underwriters may purchase from the Mexican Underwriters a portion of the Mexican Securities to be sold pursuant to the Mexican Underwriting Agreement.
          To the extent there are no additional Underwriters listed on Schedule II other than you, the term Representatives as used in this Underwriting Agreement shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. The use of the neuter in this Underwriting Agreement shall include the feminine and masculine wherever appropriate. Certain terms used in this Underwriting Agreement are defined in Section 23 hereof. Any reference herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be, deemed to be incorporated therein by reference.

          1. Representations and Warranties. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.
     (a) The Company meets the requirements for use of Form F-3 under the Act and has prepared and filed with the Commission an automatic shelf registration statement, as defined in Rule 405 (the file number of which is set forth in Schedule I hereto) on Form F-3, including a related Base Prospectus, for registration under the Act of the offering and sale of the Securities. Such Registration Statement, including any amendments thereto filed prior to the Execution Time, became effective upon filing. The Company may have filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b), one or more preliminary prospectus supplements relating to the Securities, each of which has previously been furnished to you. The Company will file with the Commission a final prospectus supplement relating to the Securities in accordance with Rule 424(b). As filed, such final prospectus supplement shall contain all information required by the Act and the rules thereunder, and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and any Preliminary Prospectus) as the Company has advised you, prior to the Execution Time, will be included or made therein. The Registration Statement, at the Execution Time, meets the requirements set forth in Rule 415(a)(1)(x). It is understood that two forms of prospectuses are to be used in connection with the offering and sale of the Global Securities: one form of prospectus relating to the Securities, which are to be offered and sold outside of Mexico, and one form of prospectus relating to the Mexican Securities, which are to be offered and sold in Mexico.
     (b) On each Effective Date, the Registration Statement did, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date (as defined herein) and on any date on which Option Securities are purchased, if such date is not the Closing Date (a “settlement date”), the Final Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act and the Exchange Act and the respective rules thereunder; on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b) and on the Closing Date and any settlement date, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Final Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.
     (c) (i) The Disclosure Package and the price to the public, the number of Underwritten Securities and the number of Option Securities to be included on the cover page of the Final Prospectus, when taken together as a whole and (ii) each electronic road show when taken together as a whole with the Disclosure Package and the price to the public, the number of Underwritten Securities and the number of Option Securities to be included on the cover page of the Final Prospectus, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.
     (d) (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Securities in reliance on the exemption in Rule 163, and (iv) at the Execution Time (with such date being used as the determination date for purposes of this clause (iv)), the Company was or is (as the case may be) a “well-known seasoned issuer” as defined in Rule 405. The Company agrees to pay the fees required by the Commission relating to the Securities within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).
     (e) (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Securities and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.
     (f) Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.
     (g) Each of the Company and its subsidiaries has been duly incorporated and is validly existing as a sociedad anónima de capital variable, a sociedad anónima bursatil de capital variable or a sociedad de responsabilidad limitada de capital variable under the laws of Mexico, or as a corporation under the laws of the jurisdiction in which it is chartered or organized, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Package and Final Prospectus, and is duly qualified to do business as a foreign corporation where it does business as such and is in good standing under the laws of each jurisdiction that requires such qualification, except where failure to so qualify would not reasonably be expected to have a Material Adverse Effect, and except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto).
     (h) All the outstanding shares of capital stock of each subsidiary have been duly and validly authorized and issued and are fully paid and nonassessable (liberadas), and, except as otherwise set forth in the Disclosure Package and the Final Prospectus, all outstanding             shares of capital stock of the subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances except for such security interests, claims, liens or encumbrances as in the individual or the aggregate could not reasonably be expected to be material to the Company and its operations, properties, business or financial condition.
     (i) There is no franchise, contract or other document of a character required to be described in the Registration Statement, ADR Registration Statement or Disclosure Package or Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required.
     (j) Each of this Underwriting Agreement, the Mexican Underwriting Agreement and the Deposit Agreement has been duly authorized, executed and delivered by the Company.
     (k) The Company is not and, after giving effect to the offering and sale of the Global Securities and the application of the proceeds thereof as described in the Disclosure Package and the Final Prospectus, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended.
     (l) No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, in the Mexican Underwriting Agreement or in the Deposit Agreement, except (i) such as have been obtained under the Act and such as may be required under the blue sky laws of any jurisdiction or any laws of jurisdictions outside of Mexico and the United States in which the Global Securities are offered and sold or (ii) as otherwise set forth in Section 1(rr) hereof.

     (m) None of the execution and delivery of this Underwriting Agreement, the Mexican Underwriting Agreement or the Deposit Agreement, the issuance and sale of the Global Securities, or the consummation of any other of the transactions herein or therein contemplated, or the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the charter or by-laws or comparable constituent documents of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject, except for such breach, violation or imposition which, individually or in the aggregate, would not have a Material Adverse Effect, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties.
     (n) No holders of securities of the Company have rights to the registration of such securities under the Registration Statement.
     (o) The consolidated historical financial statements and schedules of the Company and its consolidated subsidiaries included in the Disclosure Package, the Final Prospectus and the Registration Statement present fairly the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with generally accepted accounting principles in Mexico applied on a consistent basis throughout the periods involved (except as otherwise noted therein) and have been reconciled to accounting principles generally accepted in the United States as required under the Act and regulations promulgated thereunder. The selected financial data set forth under the caption “Item 3. Key Information – Selected Financial Data” in the Company’s most recent annual report on Form 20-F as incorporated by reference in the Registration Statement (the “Form 20-F”) and under the caption “Selected Consolidated Financial Data” in the Disclosure Package, the Final Prospectus and the Registration Statement fairly present, on the basis stated in the Disclosure Package, the Final Prospectus and the Registration Statement, the information included therein.
     (p) No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Underwriting Agreement or the Mexican Underwriting Agreement or the consummation of any of the transactions contemplated hereby or thereby or (ii) could reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

     (q) Each of the Company and each of its subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as presently conducted.
     (r) Neither the Company nor any subsidiary is in violation or default of (i) any provision of its charter or bylaws or comparable constituent documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, except, in the case of (ii) and (iii) above, for such violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect.
     (s) Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte & Touche Tohmatsu, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included in the Disclosure Package and the Final Prospectus, are independent public accountants with respect to the Company within the meaning of the Act and the applicable published rules and regulations thereunder.
     (t) There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with (A) the execution and delivery of this Underwriting Agreement or the Mexican Underwriting Agreement or the issuance or sale by the Company of the Global Securities, other than fees paid to the Comisión Nacional Bancaria y de Valores (the “CNBV”) and the National Registry of Securities (“RNV”) in connection with the public offering in Mexico and the registration of the Global Securities or (B) the deposit with the Depositary of the CPOs against issuance of the ADRs evidencing the ADSs.
     (u) The Company has filed all Mexican and non-Mexican federal, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto)) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
     (v) No labor problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, that could have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
     (w) The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
     (x) No subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
     (y) The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by all applicable authorities necessary to conduct their respective businesses except where the lack thereof would not have a Material Adverse Effect, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
     (z) The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its subsidiaries’ internal controls over financial reporting are effective and the Company and its subsidiaries are not aware of any material weakness in their internal controls over financial reporting.
     (aa) The Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective.
     (bb) The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Global Securities.
     (cc) The Company and its subsidiaries (i) are in compliance with any and all applicable Mexican and non-Mexican, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability under any Environmental Law, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto). Except as set forth in the Disclosure Package and the Final Prospectus, neither the Company nor any of its subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.
     (dd) In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
     (ee) The Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability under any environmental law, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not have, individually or in the aggregate, a Material Adverse Effect.
     (ff) There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.
     (gg) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
     (hh) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
     (ii) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.
     (jj) The subsidiaries listed on Annex A attached hereto are the only significant subsidiaries of the Company as defined by Rule 1-02 of Regulation S-X.

     (kk) The Company has no debt securities rated by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Act).
     (ll) Neither the Company nor any of its subsidiaries nor any of the properties or assets owned by the Company or its subsidiaries has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Mexico.
     (mm) The Company has filed with the Commission a registration statement (file number 333-145575) on Form F-6 for the registration under the Act of the offering and sale of the ADSs. The Company may have filed one or more amendments thereto, each of which has previously been furnished to you. Such ADR Registration Statement at the time of its effectiveness did comply and on the Closing Date and on any settlement date, will comply in all material respects with the applicable requirements of the Act and the rules thereunder and, at the time of each Effective Date and at the Execution Time, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
     (nn) Upon issuance by the Depositary of ADSs evidenced by ADRs against deposit of underlying CPOs in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and persons in whose names the ADRs are registered will be entitled to the rights specified in the ADRs and in the Deposit Agreement; and upon the sale and delivery to the Underwriters of the Securities, and payment therefor, pursuant to this Underwriting Agreement, the Underwriters will acquire good, marketable and valid title to such Securities, free and clear of all pledges, liens, security interests, charges, claims or encumbrances of any kind.
     (oo) All dividends and other distributions declared and payable on the Global Securities may under current Mexican laws and regulations be paid, directly or indirectly, to the Depositary and to the holders of such Global Securities, as the case may be, in Mexican pesos that may be converted into foreign currency that may be freely transferred out of Mexico in accordance with the Deposit Agreement; and, except as set forth in the Disclosure Package and the Final Prospectus, all such dividends and other distributions made to holders of Global Securities who are non-residents of Mexico for tax purposes and do not hold the Global Securities or a beneficial interest therein in connection with the conduct of a trade or business in Mexico through a permanent establishment for tax purposes in Mexico are not subject to Mexican withholding or other taxes under current Mexican laws and regulations and are otherwise free and clear of any other tax, duty, withholding or deduction imposed on such holder in Mexico without the necessity of obtaining any governmental authorization in Mexico.
     (pp) The Company is not a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, and does not expect to become a PFIC in the future.

     (qq) The Company is not a “foreign personal holding company” within the meaning of the United States Internal Revenue Code of 1986, as amended.
     (rr) The Company’s authorized equity capitalization is as set forth in the Disclosure Package and the Final Prospectus; the capital stock of the Company conforms to the description thereof contained in the Disclosure Package and the Final Prospectus; the outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable (liberadas); the Global Securities have been duly authorized and issued and when delivered to and paid for by the Underwriters pursuant to this Underwriting Agreement and the Mexican Underwriters pursuant to the Mexican Underwriting Agreement, will be duly issued, fully paid and nonassessable (liberadas); the certificates for the Global Securities are in valid and sufficient form; and the holders of outstanding             shares of capital stock of the Company are not entitled to preemptive or other rights to subscribe for the Global Securities under applicable law or under any shareholder resolution; except as set forth in the Disclosure Package and the Final Prospectus, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company are outstanding; and, except as set forth in the Disclosure Package and the Final Prospectus, there are no restrictions imposed by Mexican law or regulations on transfers of the Securities.
     (ss) A request for authorization of the public offering of the Mexican Securities in Mexico and for the updating of the registration of the Common Stock in the RNV were filed with the CNBV, and the CNBV has authorized the public offering of the Mexican Securities within Mexico and the updating of the registration of the Common Stock in the RNV. Such CNBV authorization is in full force and effect as of the date hereof and will be in full force and effect at the time of purchase and on the Closing Date and on any settlement date.
     (tt) The CPO Trust Agreement was duly authorized, executed and delivered by the Company and assuming due authorization, execution and delivery thereof by the CPO Trustee, constitutes the legal, valid, binding and enforceable obligation of the Company (subject, as to the enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, and enforceable moratorium or other laws, affecting creditors’ rights generally from time to time and to general principles of equity) and when the CPOs are released pursuant thereto, such CPOs will be validly issued.
     (uu) The statements in the Form 20-F under the captions “Item 3. Key Information – Risk Factors – Risk Related to our Major Shareholders – Holders of ADSs and CPOs are not entitled to vote” and “– Risks Related to our Securities – You may not be entitled to participate in future preemptive rights offerings,” “Item 6. Directors, Senior Management and Employees – Board Practices,” “Item 8. Financial Information – Legal and Administrative Proceedings,” “Item 9. The Offer and Listing – Trading – Limitations Affecting ADS Holders and CPO Holders,” “Item 10. Additional Information – Memorandum and Articles of Incorporation – Taxation” and in the Disclosure Package and the Final Prospectus under the headings “Risk Factors – Holders of CPOs are not entitled to vote and may not be entitled to preemptive rights,” “Description of CPOs,” “Taxation,” “Underwriting” and “Enforceability of Civil Liabilities” fairly summarize the matters therein described.
     (vv) Except as otherwise disclosed in the Final Prospectus, each of the Company and its subsidiaries owns or possesses all inventions, patent applications, patents, trademarks (both registered and unregistered), tradenames, service names, copyrights, trade secrets and other proprietary information described in the Final Prospectus as being owned or licensed by it or which is necessary for the conduct of, or material to, its businesses (collectively, the “Intellectual Property”), and the Company is unaware of any claim to the contrary or any challenge by any other person to the rights of the Company or any of its subsidiaries with respect to the Intellectual Property or any claims that the Company or any of its subsidiaries has infringed or is infringing the intellectual property of a third party, except when any such claim, challenge or infringement would not, individually or in the aggregate, have a Material Adverse Effect.
          Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.
     2. Purchase and Sale. (a) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto, the number of CPOs set forth opposite such Underwriter’s name in Schedule II hereto.
     (b) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company hereby grants an option to the several Underwriters to purchase, severally and not jointly, up to the number of Option CPOs set forth in Schedule I hereto at the same purchase price per share as the Underwriters shall pay for the CPOs. Said option may be exercised only to cover over-allotments in the sale of the CPOs by the Underwriters. Said option may be exercised in whole or in part at any time on or before the 30th day after the date of the Final Prospectus upon written or telegraphic notice by the Representatives to the Company setting forth the number of Option CPOs as to which the several Underwriters are exercising the option and the settlement date. The number of Option CPOs to be purchased by each Underwriter shall be the same percentage of the total number of Option CPOs to be purchased by the several Underwriters as such Underwriter is purchasing of the CPOs, subject to such adjustments as you in your absolute discretion shall make to eliminate any fractional shares.
          3. Delivery and Payment. Delivery of and payment for the Underwritten Shares and the Option Shares (if the option provided for in Section 2(b) hereof shall have been exercised on or before the third Business Day immediately preceding the Closing Date) shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment being herein called the “Closing Date”). Delivery of the Underwritten Shares and the Option Shares shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Underwritten Shares and the Option Shares shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.
          If the option provided for in Section 2(b) hereof is exercised after the third Business Day immediately preceding the Closing Date, the Company will deliver the Option Shares (at the expense of the Company) to the Representatives, at 388 Greenwich Street, New York, New York, on the date specified by the Representatives (which shall be within three Business Days after exercise of said option) for the respective accounts of the several Underwriters, against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. If settlement for the Option Shares occurs after the Closing Date, the Company will deliver to the Representatives on the settlement date for the Option Shares, and the obligation of the Underwriters to purchase the Option Shares shall be conditioned upon receipt of, supplemental opinions, certificates and letters confirming as of such date the opinions, certificates and letters delivered on the Closing Date pursuant to Section 6 hereof.
          The Underwriters may elect to cause the Company to deposit on their behalf all or any of the CPOs with the Mexican custodian for the Depositary in accordance with the provisions of the Deposit Agreement against the issuance of ADSs. The ADR certificates evidencing the CPOs and Option CPOs shall be registered in such names and in such denominations as the Representatives may request not less than one full business day prior to the applicable Closing Date.
          It is understood and agreed that the Closing Date hereunder shall occur simultaneously with the “Closing Date” under the Mexican Underwriting Agreement, and that the settlement date for any Option Securities occurring after the Closing Date hereunder, shall occur simultaneously with the settlement date under the Mexican Underwriting Agreement for any Mexican Option Securities occurring after the Closing Date hereunder.
          4. Offering by Underwriters. It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Final Prospectus.
          5. Agreements. The Company agrees with the several Underwriters that:
     (a) Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement (including the Final Prospectus or any Preliminary Prospectus) to the Base Prospectus or the ADR Registration Statement unless the Company has furnished to you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. The Company will cause the Final Prospectus, properly completed, and any supplement thereto to be filed in a form approved by the Representatives with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing. The Company will promptly advise the Representatives (i) when the Final Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (ii) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement or the ADR Registration Statement shall have been filed or become effective, (iii) of any request by the Commission or its staff for any amendment of the Registration Statement, the ADR Registration Statement or any Rule 462(b) Registration Statement, or for any supplement to the Final Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement or of any notice objecting to their use or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or the ADR Registration Statement or a new registration statement and using its best efforts to have such amendment or new registration statement declared effective as soon as practicable.
     (b) If, at any time prior to the filing of the Final Prospectus pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.
     (c) If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Final Prospectus, the Company promptly will (i) notify the Representatives of any such event,

     (ii) prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Final Prospectus and (iv) supply any supplemented Final Prospectus to you in such quantities as you may reasonably request.
     (d) As soon as reasonably practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.
     (e) The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement and the ADR Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement and the ADR Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.
     (f) The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject.
     (g) The Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and any electronic road show. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.
     (h) The Company will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other             shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock; or publicly announce an intention to effect any such transaction, until the Business Day set forth on Schedule I hereto, provided, however, that the Company may issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the Execution Time and the Company may issue Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding at the Execution Time. Notwithstanding the foregoing, if (x) during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or (y) prior to the expiration of the restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions imposed in this clause shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The Company will provide the Representatives and any co-managers and each individual subject to the restricted period pursuant to the lockup letters described in Section 6(n) with prior notice of any such announcement that gives rise to an extension of the restricted period.
     (i) The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Global Securities.
     (j) The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus, the ADR Registration Statement, and each amendment or supplement to any of them; (ii) the deposit of the underlying Common Stock under the Deposit Agreement, the issuance thereunder of ADSs representing such deposited underlying Common Stock, the issuance of ADRs evidencing such ADSs and the fees of the Depositary; (iii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each

Preliminary Prospectus, the Final Prospectus, the ADR Registration Statement and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iv) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (v) the printing (or reproduction) and delivery of this Underwriting Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (vi) the registration of the Securities under the Exchange Act and the listing of the CPOs and ADSs on the New York Stock Exchange; (vii) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification, such fees and expenses not to exceed $5,000); (viii) any filings required to be made with the NASD, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings, such fees and expenses not to exceed $5,000); (ix) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (x) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; and (xi) all other costs and expenses incident to the performance by the Company of its obligations hereunder.
          6. Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Underwritten Securities and the Option Securities, as the case may be, shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, the Closing Date and any settlement date pursuant to Section 3 hereof, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:
     (a) The Final Prospectus, and any supplement thereto, have been filed in the manner and within the time period required by Rule 424(b); any material required to be filed by the Company pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement or any notice objecting to their use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.
     (b) The Company shall have requested and caused Cleary, Gottlieb, Steen & Hamilton LLP, U.S. counsel for the Company, to have furnished to the Representatives their opinion and letters, dated the Closing Date and addressed to the Representatives, in the forms of Exhibit B-1 and B-2 hereto.

     (c) The Company shall have requested and caused White & Case S.C., Mexican counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, in the form of Exhibit C hereto.
     (d) The Depositary shall have requested and caused Emmet, Marvin & Martin, LLP, counsel for the Depositary, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, in the form of Exhibit D hereto.
     (e) The Representatives shall have received from Milbank, Tweed, Hadley & McCloy LLP, counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Registration Statement, the ADR Registration Statement, the Disclosure Package, the Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.
     (f) The Representatives shall have received from Ritch Mueller, S.C., Mexican counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Disclosure Package, the Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.
     (g) The Company shall have furnished to the Representatives a certificate of the Company, signed by the Chairman of the Board or the President and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the ADR Registration Statement, the Disclosure Package, the Final Prospectus and any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, this Underwriting Agreement and the Mexican Underwriting Agreement and that:
the representations and warranties of the Company in this Underwriting Agreement and the Mexican Underwriting Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;
no stop order suspending the effectiveness of the ADR Registration Statement or the Registration Statement or any notice objecting to their use has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened; and

since the date of the most recent financial statements included in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).
     (h) The Company shall have requested and caused Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte & Touche Tohmatsu, independent auditors for the Company, to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, confirming that they are an independent registered public accounting firm within the meaning of the Act and the Exchange Act and covering the matters that are ordinarily covered by “comfort letters” drafted in accordance with Statement of Accounting Standards No. 72.
     (i) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (h) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto).
     (j) The closing of the purchase of the Mexican Underwritten Securities to be issued and sold by the Company pursuant to the Mexican Underwriting Agreement shall occur concurrently with the closing of the purchase of the Underwritten Securities described herein.
     (k) The Depositary shall have furnished or caused to be furnished to the Representatives certificates satisfactory to the Representatives evidencing the deposit with the Custodian of the CPOs in respect of which ADSs are to be issued on the Closing Date, and the execution, issuance, countersignature (if applicable) and delivery of the ADRs evidencing such ADSs pursuant to the Deposit Agreement and such other matters related thereto as the Representatives reasonably request.

     (l) Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.
     (m) The ADSs, CPOs and Common Stock shall have been listed and the ADSs shall have been admitted and authorized for trading on the New York Stock Exchange, and satisfactory evidence of such actions shall have been provided to the Representatives.
     (n) At the Execution Time, the Company shall have furnished to the Representatives a letter substantially in the form of Exhibit A hereto from each officer and director of the Company and Bernardo Quintana, the Management Trust and Fundación ICA addressed to the Representatives.
     (o) The CNBV shall have authorized the public offering of the Mexican Securities. No order or other type of official communication suspending the public offering of the Mexican Securities shall have been issued by the CNBV and continue in effect.
     (p) All approvals required under the laws of Mexico at the Closing Date shall have been obtained, including the approval by the CNBV to conduct a public offering in Mexico of the Mexican Securities and to update the registration of the Common Stock in the RNV.
     (q) The Common Stock and CPOs shall have been delivered and credited in the registration system managed by Indeval in such form and to such accounts as the Representatives shall direct.
     (r) On or prior to the Execution Time, the Mexican Underwriting Agreement shall have been signed. The closing of the sale of the Securities to be issued and sold by the Company pursuant to this Underwriting Agreement shall occur concurrently with the closing of the Mexican Securities to be issued and sold by the Company pursuant to the Mexican Underwriting Agreement and the Mexican Underwriters shall have confirmed to you that all conditions precedent to the sale of the Mexican Securities pursuant to the Mexican Underwriting Agreement have been satisfied.
          If any of the conditions specified in this Section 6 or in the Mexican Underwriting Agreement shall not have been fulfilled when and as provided herein or therein, or if any of the opinions and certificates mentioned above or elsewhere in this Underwriting Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Underwriting Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.
          The documents required to be delivered by this Section 6 shall be delivered at the office of Milbank, Tweed, Hadley & McCloy LLP, counsel for the Underwriters, at One Chase Manhattan Plaza, New York, New York 10005, on the Closing Date.

          7. Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through Citigroup Global Markets Inc. on demand for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of outside counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.
     8. Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in the ADR Registration Statement as originally filed or in any amendment thereof, or in the Base Prospectus, any Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Final Prospectus or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.
     (b) Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the statements set forth (i) in the last paragraph of the cover page regarding delivery of the Securities and, under the heading “Plan of Distribution,” (ii) the list of Underwriters and their respective participation in the sale of the Securities, (iii) the sentences related to concessions and reallowances, (iv) the paragraph related to stabilization, syndicate covering transactions and penalty bids in any Preliminary Prospectus and the Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus and (v) paragraph 8 under the heading “Underwriting” of any International Preliminary Prospectus describing the Intersyndicate Agreement.
     (c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (A) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (B) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (C) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (D) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It is understood, however, that with respect to any such indemnified party, the indemnifying party shall, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys (in addition to any local counsel) at any time for each such indemnified party, which firm shall be designated in writing by the Representatives. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or failure to act by or on behalf of any indemnified party.
     (d) In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively, “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).
          9. Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Underwriting Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Underwriting Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the ADR Registration Statement and the Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Underwriting Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.
          10. Termination. This Underwriting Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in the Company’s Common Stock has been suspended by the Mexican Stock Exchange or trading in the Company’s American Depositary Shares representing CPOs shall have been suspended by the Commission or the CNBV or the New York Stock Exchange or the Mexican Stock Exchange or trading in securities generally on the New York Stock Exchange or the Mexican Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such exchanges, (ii) a banking moratorium shall have been declared by Mexican or U.S. Federal or New York State authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Mexico of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any Preliminary Prospectus or the Final Prospectus (exclusive of any amendment or supplement thereto).
          11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Underwriting Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Underwriting Agreement.
          12. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to the Citigroup Global Markets Inc. General Counsel (fax no.: (212) 816-7912) and confirmed to the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention: General Counsel; or, if sent to the Company, will be mailed, delivered or telefaxed to +(52) 555 227-5039 and confirmed to it at Minería 145, Colonia Escandón, 11800, México, D.F., attention of the Legal Department.
          13. Successors. This Underwriting Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.
          14. No fiduciary duty. The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Underwriting Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company and (c) the Company’s engagement of the Underwriters in connection with            the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.
          15. Integration. This Underwriting Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.
          16. Applicable Law. This Underwriting Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.
          17. Jurisdiction. Each of the parties hereto hereby agrees that any suit, action or proceeding arising out of or based upon this Underwriting Agreement or the transactions contemplated hereby may be instituted in any New York Court, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding and to any right to which it may be entitled on account of its place of residence or domicile, and irrevocably submits to the jurisdiction of such courts in any suit, action or proceeding. The Company has appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Underwriting Agreement or the transactions contemplated herein which may be instituted in any New York Court, by any Underwriter, the directors, officers, employees and agents of any Underwriter, or by any person who controls any Underwriter, and expressly accepts the jurisdiction of any such court in respect of any such suit, action or proceeding. The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company.
     The provisions of this Section 17 shall survive any termination of this Underwriting Agreement, in whole or in part.
          18. Currency. Each reference in this Underwriting Agreement to dollars, U.S. dollars or US$ (the “relevant currency”) is of the essence. To the fullest extent permitted by law, the obligations of the Company in respect of any amount due under this Underwriting Agreement will, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the relevant currency that the party entitled to receive such payment may, in accordance with its normal procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which such party receives such payment. If the amount in the relevant currency that may be so purchased for any reason falls short of the amount originally due, the Company will pay such additional amounts, in the relevant currency, as may be necessary to compensate for the shortfall. Any obligation of the Company not discharged by such payment will, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, will continue in full force and effect.
          19. Waiver of Immunity. To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid of execution or otherwise) with respect to itself or any of its property, the Company hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Underwriting Agreement.
          20. Waiver of Jury Trial. The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Underwriting Agreement or the transactions contemplated hereby.
          21. Counterparts. This Underwriting Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.
          22. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

          23. Definitions. The terms that follow, when used in this Underwriting Agreement, shall have the meanings indicated.
     “Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.
     “ADR Registration Statement” shall mean the registration statement referred to in paragraph 1(mm) above, including exhibits thereto, each as amended at the time such part of the registration statement became effective.
     “Base Prospectus” shall mean the base prospectus referred to in paragraph 1(a) above contained in the Registration Statement at the Execution Time, including all documents incorporated by reference therein.
     “Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Mexico City, Mexico.
     “Commission” shall mean the Securities and Exchange Commission.
     “Disclosure Package” shall mean (i) the Base Prospectus, (ii) the Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto, and (iv) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package, including all documents incorporated by reference in any of (i) through (iv) above.
     “Effective Date” shall mean each date and time that the Registration Statement and the ADR Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.
     “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.
     “Execution Time” shall mean the date and time that this Underwriting Agreement is executed and delivered by the parties hereto.
     “Final Prospectus” shall mean the prospectus supplement relating to the Securities that was first filed pursuant to Rule 424(b) after the Execution Time, including all documents incorporated by reference therein, together with the Base Prospectus.
     “Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.
     “Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

     “Material Adverse Effect” shall mean a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.
     “New York Courts” shall mean the U.S. Federal or State courts located in the State of New York, County of New York.
     “Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Base Prospectus referred to in paragraph 1(a) above which is used prior to the filing of the Final Prospectus, including all documents incorporated by reference therein, together with the Base Prospectus.
     “Registration Statement” shall mean the registration statement referred to in paragraph 1(a) above, including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended, on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended.
     “Rule 158,” “Rule 163,” “Rule 164,” “Rule 172,” “Rule 405,” “Rule 415,” “Rule 424,” “Rule 430B” and “Rule 433” refer to such rules under the Act.
     “Well-Known Seasoned Issuer” shall mean a well-known seasoned issuer, as defined in Rule 405.

          If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours, Empresas ICA, S.A.B. de C.V.
By:
Name:
Title:

For themselves and the other
several Underwriters, if any,
named in Schedule II to the
foregoing Agreement.
Citigroup Global Markets Inc.

By:
Name:
Title:
For itself and the other
several Underwriters, if any,
named in Schedule II to the
foregoing Agreement.

SCHEDULE I
Underwriting Agreement dated September 25, 2007
Registration Statement No. 333-145973
Representative(s): Citigroup Global Markets Inc.
Title, Purchase Price and Description of Securities:
Title: Ordinary Participation Certificates
Number of CPOs to be sold by the Company: [•]
Number of Option CPOs to be sold by the Company: [•]
Price per Share to Public (include accrued dividends, if any): [•]
Price per Share to the Underwriters – total: [•]
Other provisions: [•]
Closing Date, Time and Location: September 28, 2007 at 10:00 a.m. at the offices of Milbank, Tweed, Hadley & McCloy LLP, One Chase Manhattan Plaza, New York, New York 10005.
Type of Offering: Non-Delayed
Date referred to in Section 5(h) after which the Company may offer or sell securities issued by the Company without the consent of the Representative: [•]
Modification of items to be covered by the letter from Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte & Touche Tohmatsu, delivered pursuant to Section 6(h) at the Execution Time: [•]

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SCHEDULE II

	Number of CPOs	Number of Option CPOs
Underwriters	to be Purchased	to be Purchased
Citigroup Global Markets Inc.

Goldman, Sachs & Co.

UBS Securities LLC

Merrill Lynch, Pierce, Fenner &

Smith Incorporated

Total

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SCHEDULE III
None

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[Form of Lock-Up Agreement]	EXHIBIT A
[Letterhead of officer, director or major stockholder
of            Corporation]
Empresas ICA, S.A.B. de C.V.
Public Offering of Ordinary Participation Certificates
in the form of Ordinary Participation Certificates or American Depositary Shares
Corporation
Public Offering of Common Stock
, 20__
Citigroup Global Markets Inc.
[name of co-managers, if any]
As Representative[s] of the several Underwriters,
[c/o Citigroup Global Markets Inc.]
388 Greenwich Street
New York, New York 10013
Ladies and Gentlemen:
     This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”), between Empresas ICA, S.A.B. de C.V., a sociedad anónima bursatil organized under the laws of Mexico (the “Company”), and [each of] you as representative[s] of a group of Underwriters named therein, relating to an underwritten public offering of shares of common stock, without par value (the “Common Stock”), of the Company, represented by Ordinary Participation Certificates (“CPOs”) and American Depositary Shares (“ADSs”).
     In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for such capital stock, or

1

publicly announce an intention to effect any such transaction, for a period of 90 days after the date of the Underwriting Agreement, other than shares of capital stock of the Company disposed of as bona fide gifts approved by Citigroup Global Markets Inc.
     If (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the lock-up period, or (ii) prior to the expiration of the lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Citigroup Global Markets Inc. waives, in writing, such extension. The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period and agrees that any such notice properly delivered will be deemed to have given to, and received by, the undersigned.
     If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.
Yours very truly,
[Signature of officer, director or major
stockholder]
[Name and address of officer, director or
major stockholder]

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SIGNIFICANT SUBSIDIARIES

Subsidiary	Ownership Interest
Constructoras ICA, S.A., de C.V.	100%

Controladora de Operaciones de Infrastructura, S.A. de C.V.	100

Promotora e Inversora ADISA, S.A. de C.V.	100

Controladora de Empresas de Vivienda, S.A. de C.V.	100

ICATECH Corporation	100

Rodio/Kronsa Cimentaciones Especiales, S.A.	50

Ingenieros Civiles Asociados, S.A. de C.V.	100

ICA Fluor Daniel, S. de R.L. de C.V.	51

ICA Panamá, S.A.	100

Constructora Internacional de Infraestructura, S.A. de C.V.	61

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EXHIBIT B-1
Form of Opinion Letter of
Cleary, Gottlieb, Steen & Hamilton LLP
Citigroup Global Markets Inc.
As Representative of the Underwriters
c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
Ladies and Gentlemen:
     We have acted as special United States counsel to Empresas ICA, S.A.B. de C.V. (the “Company”), a corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States (“Mexico”), in connection with the Company’s offering pursuant to a Registration Statement on Form F-3 (No. 333-145973) of [•] ordinary shares of common stock (“Ordinary Shares”), in the form of Ordinary Participation Certificates (“CPOs”), each representing a financial interest in one Ordinary Share, and American Depositary Shares (“ADSs”), each representing four CPOs (the “Securities”). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued pursuant to the deposit agreement (the “Deposit Agreement”), dated as of April 1, 1992, as amended as of June 30, 1997 and August 30, 2007, among the Company, The Bank of New York, as depositary (the “Depositary”) and the holders from time to time of ADRs issued thereunder. Such Registration Statement, as amended as of September [•], 2007, insofar as it relates to the Securities (as determined pursuant to Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)), but excluding the documents incorporated by reference therein, is herein called the “Registration Statement;” the related prospectus dated September 11, 2007, as first filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(2) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus;” the preliminary prospectus supplement dated September 11, 2007, as filed with the Commission pursuant to Rule 424(b)(2) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Preliminary Prospectus Supplement”; and the related prospectus supplement dated September [•], 2007, as first filed with the Commission pursuant to Rule 424(b)(2) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Final Prospectus Supplement.” The Base Prospectus and the Preliminary Prospectus Supplement together are herein called the “Pricing Prospectus,” and the Base Prospectus and the Final Prospectus Supplement together are herein called the “Final Prospectus.”
     This opinion letter is furnished pursuant to Section 6(b) of the underwriting agreement dated [•], 2007 (the “Underwriting Agreement”) among the Company, Citigroup

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Global Markets Inc., Goldman, Sachs & Co., UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Inc. (jointly the “Underwriters”).
     In arriving at the opinions expressed below, we have reviewed the following documents:
(a)	an executed copy of the Underwriting Agreement;

(b)	the Registration Statement and the documents incorporated by reference therein;

(c)	the Pricing Prospectus and the documents incorporated by reference therein;

(d)	the Final Prospectus and the documents incorporated by reference therein;

(e)	an executed copy of the Deposit Agreement

(f)	the form of the ADRs attached to the Deposit Agreement; and

(g)	the documents delivered to you by the Company at the closing pursuant to the Underwriting Agreement.
     In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.
     In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified (i) the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of the Company in the Underwriting Agreement) and (ii) that the ADRs in global form conform to the form thereof that we have reviewed.
     Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:
     1. The Underwriting Agreement has been duly executed and delivered by the Company under the laws of the State of New York.
     2. The Deposit Agreement has been duly executed and delivered by the Company under the laws of the State of New York and constitutes a valid, binding and enforceable agreement of the Company.
     3. Upon the issuance by the Depositary of ADRs evidencing ADSs against the deposit of CPOs in respect thereof in accordance with the provisions of the Deposit Agreement,

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such ADRs will be duly issued and the person in whose name the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.
     4. The issuance and sale of the Securities to the Underwriters pursuant to the Underwriting Agreement do not, and the performance by the Company of its obligations in the Underwriting Agreement will not, (a) require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York that in our experience normally would be applicable to general business entities with respect to such issuance, sale or performance, except such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended (but we express no opinion relating to any state securities or Blue Sky laws), or (b) result in any violation of any United States federal or New York State law that in our opinion would normally be applicable to general business entities with respect to such issuance, sale or performance (but we express no opinion relating to the antifraud provisions under the United States federal securities laws or to any state securities or Blue Sky laws).
     5. No registration of the Company under the Investment Company Act of 1940, as amended, is required for the offer and sale of the Securities by the Company in the manner contemplated by the Underwriting Agreement and the Final Prospectus.
     6. The statements under the headings “Description of the ADSs” in the Final Prospectus, insofar as such statements purport to summarize certain provisions of the Deposit Agreement, provide a fair summary of such provisions; and the statements set forth in the Final Prospectus under the heading “Taxation”, insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Securities by a U.S. Holder (as defined in the Final Prospectus).
     7. Under the law of the State of New York relating to submission to jurisdiction, the Company has, pursuant to Section 17 of the Underwriting Agreement, (i) validly and irrevocably submitted to the personal jurisdiction of any New York State or United States federal court in New York City, in any action arising out of or based upon the Underwriting Agreement, (ii) to the fullest extent permitted by law, validly and irrevocably waived any objection to the venue of a proceeding in any such court and (iii) has validly appointed CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent for the purpose described in Section 17 of the Underwriting Agreement; and service of process effected on such agent in the manner permitted by applicable law will be effective to confer valid personal jurisdiction over the Company in any such action.
     Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable to general business entities with

4

respect to such agreement or obligation) and (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights. We express no opinion with respect to Section 5.8 of the Deposit Agreement providing for indemnification.
     We note that the designation in Section 17 of the Underwriting Agreement of the United States federal courts in New York City as the venue for actions or proceedings arising out of or based upon the Underwriting Agreement is (notwithstanding the waiver in Section 17 of the Underwriting Agreement) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. § 1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such an action or proceeding.
     We express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action where jurisdiction based on diversity of citizenship under 28 U.S.C. § 1332 does not exist.
     The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.
     We are furnishing this opinion letter to you in you, as Representative of the Underwriters, solely for the benefit of the Underwriters in their capacity as such in connection with the offering of Securities. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By

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Exhibit B-2
Form of 10b-5 Letter of
Cleary, Gottlieb, Steen & Hamilton LLP
Citigroup Global Markets Inc.
As Representative of the Underwriters
c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
Ladies and Gentlemen:
          We have acted as special United States counsel to Empresas ICA, S.A.B. de C.V. (the “Company”), a corporation (sociedad anonima bursatil de capital variable) organized under the laws of the United Mexican States (“Mexico”), in connection with the Company’s offering pursuant to a Registration Statement on Form F-3 (No. 333-145973) of [●] ordinary shares of common stock (“Ordinary Shares”), in the form of Ordinary Participation Certificates (“CPOs”), each representing a financial interest in one Ordinary Share, and American Depositary Shares (“ADSs”), each representing four CPOs (the “Securities”). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued pursuant to the deposit agreement (the “Deposit Agreement”), dated as of April 1, 1992, as amended as of June 30, 1997 and August 30, 2007, among the Company, The Bank of New York, as depositary (the “Depositary”) and the holders from time to time of ADRs issued thereunder. Such Registration Statement, as amended as of September [●], 2007, insofar as it relates to the Securities (as determined pursuant to Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)), but excluding the documents incorporated by reference therein, is herein called the “Registration Statement;” the related prospectus dated September 11, 2007, as first filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(2) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus;” the preliminary prospectus supplement dated September 11, 2007, as filed with the Commission pursuant to Rule 424(b)(2) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Preliminary Prospectus Supplement”; and the related prospectus supplement dated September [●], 2007, as first filed with the Commission pursuant to Rule 424(b)(2) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Final Prospectus Supplement.” The Base Prospectus and the Preliminary Prospectus Supplement together are herein called the “Pricing Prospectus,” and the Base Prospectus and the Final Prospectus Supplement together are herein called the “Final Prospectus.”
     This letter is furnished to you pursuant to Section 6(b) of the underwriting agreement dated September [●], 2007 (the “Underwriting Agreement”) among the Company, Citigroup

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Global Markets Inc., Goldman, Sachs & Co., UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Inc. (jointly the “Underwriters”).
     Because the primary purpose of our professional engagement was not to establish or confirm factual matters or financial, accounting or statistical information, and because many determinations involved in the preparation of the Registration Statement, the Pricing Prospectus, the Final Prospectus and the documents incorporated by reference in each of them are of a wholly or partially non-legal character or relate to legal matters outside the scope of our opinion letter to you of even date herewith, we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Pricing Prospectus, the Final Prospectus or the documents incorporated by reference in each of them (except to the extent set forth in numbered paragraph 6 of our opinion letter to you of even date herewith) and we make no representation that we have independently verified the accuracy, completeness or fairness of such statements. We also are not passing upon and do not assume any responsibility for ascertaining whether or when any of the Pricing Prospectus, the Final Prospectus or the documents incorporated by reference in each of them was conveyed to any person for purposes of Rule 159 under the Securities Act.
     However, in the course of our acting as special United States counsel to the Company in connection with its preparation of the Registration Statement, the Pricing Prospectus and the Final Prospectus, we participated in conferences and telephone conversations with representatives of the Company, representatives of the independent public accountants for the Company, representatives of Mexican counsel to the Company, your representatives and representatives of your Mexican and United States counsel, during which conferences and conversations the contents of the Registration Statement, the Pricing Prospectus, the Final Prospectus and portions of certain of the documents incorporated by reference in each of them and related matters were discussed, and we reviewed certain corporate records and documents furnished to us by the Company.
     Based on our participation in such conferences and conversations and our review of such records and documents as described above, our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we advise you that:
     (a) The Registration Statement (except the financial statements and schedules and other financial and statistical data included therein, as to which we express no view), at the time it became effective, and the Final Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder. In addition, we do not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Final Prospectus that are not filed or described as required.
     (b) The documents incorporated by reference in the Registration Statement and the Final Prospectus (except the financial statements and schedules and other financial an statistical data and management’s report on the effectiveness of internal control over financial reporting included therein, as to which we express no view), as of the respective dates of their filing with the Commission, appeared on their face to be appropriately responsive in all material respects to

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the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
     (c) No information has come to our attention that causes us to believe that the Registration Statement, including the documents incorporated by reference therein (except the financial statements and schedules and other financial and statistical data and management’s report on the effectiveness of internal control over financial reporting included therein, as to which we express no view), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.
     (d) No information has come to our attention that causes us to believe that the Pricing Prospectus, including the documents incorporated by reference therein, considered together with the amount and the price to the public of the Securities on the front cover of the Final Prospectus (except in each case the financial statements and schedules and other financial and statistical data and management’s report on the effectiveness of internal control over financial reporting included in the Pricing Prospectus, as to which we express no view) at [●] [am/pm] EDT on September [●], 2007, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     (e) No information has come to our attention that causes us to believe that the Final Prospectus, including the documents incorporated by reference therein (except the financial statements and schedules and other financial and statistical data and management’s report on the effectiveness of internal control over financial reporting included therein, as to which we express no view), as of the date thereof or hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     We confirm to you that (based solely upon email confirmation of receipt of the filing and Rule 462(e) under the Securities Act) the Registration Statement is effective under the Securities Act and no stop order with respect thereto has been issued, and, to the best of our knowledge, no proceeding for that purpose has been instituted or threatened, by the Commission.
     We are furnishing this letter to you, as Representative of the Underwriters, solely for the benefit of the Underwriters in their capacity as such in connection with the offering of the Securities. This letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the views expressed herein.

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Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By

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EXHIBIT C
Form of Opinion Letter of
White & Case, S.C.
Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
[●]
as representatives of the Underwriters Listed in Schedule “A” Hereto
c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa,
Integrante del Grupo Financiero Banamex
Paseo de la Reforma No. 398, piso 4
Colonia Juárez,
06600 México, D.F.
Casa de Bolsa Santander, S.A. de C.V.,
Grupo Financiero Santander
[●]
Re: Purchase of CPOs Representing Common Stock of Empresas ICA, S.A.B de C.V.
Ladies and Gentlemen:
     We have acted as special Mexican counsel to Empresas ICA, S.A.B. de C.V. (the “Company”), a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States (“México”), in connection with the transactions contemplated by (i) the Underwriting Agreement dated as of [●], [●] (the “Underwriting Agreement”) between the Company and Citigroup Global Markets Inc. and [●], acting on their own behalf as underwriters and as representatives of the underwriters named in [Annex “A”] of the Underwriting Agreement (jointly, the “Underwriters”), pursuant to which the Underwriters have agreed, upon the terms and conditions set forth therein, to purchase up to an aggregate of [●] ordinary participation certificates (certificados de participación ordinarios, the “CPOs”), each representing one share of the Company’s common stock, without par value (the “Common Stock”), in the form of CPOs or American Depositary Shares issued pursuant to the provisions of a Trust Agreement dated as of May 28, 1997 (the “CPO Trust Agreement”), among the Company, HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC as common representative, and Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, as trustee (the “CPO Trustee”), and the Deposit Agreement and (ii) the Contrato de Colocación dated [●], [●] (the

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“Mexican Underwriting Agreement”), entered into between the Company and Acciones y Valores Banamex, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex and Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander (the “Mexican Lead Underwriters”).
     This opinion is furnished pursuant to Section [●] of the Underwriting Agreement (together with the CPO Trust Agreement, the CPOs and the Disclosure Package (as defined below), the “Transaction Documents”) and pursuant to the Mexican Underwriting Agreement. Each of the parties to each of the Transaction Documents shall be referred to as a “Relevant Party”.
For purposes of this opinion, the following terms are defined as follows. Other capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Underwriting Agreement:

•	“Governmental Agency” means any court, central bank, stock exchange or governmental agency, entity, instrumentality or body of México;

•	“Governmental Authorization” means any consent, approval, license, exemption, authorization, order, registration, clearance or qualification of, or notice to, or filing with, any Governmental Agency; and

•	“Material Adverse Effect” means a material adverse effect on the general affairs, management, business, properties, condition (financial or otherwise), prospects or results of operations of the Company and its subsidiaries, taken as a whole whether or not arising from transactions in the ordinary course of business.
     For the purpose of rendering this opinion, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, certificates and other documents, and such questions of law, as we have deemed necessary or appropriate. In particular, we have examined copies of (i) an executed counterpart of the Underwriting Agreement, (ii) an executed counterpart of the CPO Trust Agreement; (iii) a form of the securities documenting the CPOs; (iv) the Registration Statement, the Base Prospectus, any Preliminary Prospectus and Prospectus Supplement (the “Disclosure Package”) [and the Final Prospectus] ; (v) the minutes of the Company’s extraordinary shareholders’ meeting held on August 30, 2007 (the “Shareholders’ Meeting Minutes”); (vi) official communication number [●] issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, the “CNBV”) on [●], [●]; (vii) an executed counterpart of the Mexican Underwriting Agreement; and (viii) the final Prospecto de Colocación dated [●], [●] (the “Prospecto de Colocación”).
     We have not performed any review in any Public Registry of Commerce in connection with this opinion.
     We have assumed for purposes of the opinions expressed herein, without any independent investigation or verification of any kind, among other things:
(I)	The genuineness of all signatures on original or certified copies, the authenticity of documents submitted to us as originals and the completeness and conformity to

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original or certified copies of all copies submitted to us as certified or reproduced copies;

(II)	That each of the Relevant Parties (other than the Company) is duly organized and validly existing according to the laws of the jurisdiction of its incorporation, and has the corporate power and authority to enter into, and perform, each of the Transaction Documents to which it is a party;

(III)	That each Transaction Document has been or will be duly authorized, executed and delivered by each of the Relevant Parties (other than the Company) that is a party thereto;

(IV)	That the Underwriting Agreement has been executed by each Relevant Party (other than the Company) outside of Mexico;

(V)	That each of the Transaction Documents (except for the CPO Trust Agreement and the CPOs) constitutes a valid and binding obligation of each party thereto enforceable against each such party in accordance with its terms, in terms of any applicable laws other than the laws of México;

(VI)	That any consent, approval, license, exemption, authorization, order, registration, clearance or qualification or notice to or filing with the securities authority, self-regulatory body or governmental agency, entity or authority of any jurisdiction as a validity requisite or a condition to the execution and delivery of, or performance under, the Transaction Documents, or the consummation of the transactions contemplated thereunder or any notice to be given thereafter (other than as required under the laws of México, which are addressed below), have been made or obtained;

(VII)	That none of the Underwriters is a resident of México for income tax purposes;

(VIII)	That none of the Underwriters has a permanent establishment in México for income tax purposes; and

(IX)	That each of the Underwriters (i) is a resident of the United States of America, for purposes of the Convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, and its Protocol and Additional Protocols; and (ii) shall not hold and has not held for the past 12 months, 25% or more of the Common Stock (directly or through CPOs, or American Depositary Shares.
     As to questions of fact material to the opinions hereinafter expressed, we have, when relevant facts were not independently established by us, relied upon documents or other information of the Company or its officers, which we believe to be responsible, and upon the representations and warranties contained in the Transaction Documents.
     With respect to certain statements made by us herein concerning our knowledge of factual matters, the phrase “to the best of our knowledge” and any similar phrase means that, during the course of our special representation, no information came to our attention which has given us actual knowledge of the existence or absence of such facts, and other than the

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preparation or review of the documents and records described above, we have not undertaken any independent investigation to determine the existence or absence of such facts.
     This opinion does not cover any questions arising under or relating to any laws other than the laws of México in force on this date, and therefore it does not cover any questions arising under or relating to, among others, the laws of the United States of America, or any political subdivision thereof or therein.
     Upon the basis of such examination and subject to the assumptions and qualifications set forth herein, in our opinion:
(1)	Each of the Company and each of the subsidiaries listed in Annex “A” attached hereto (individually, a “Subsidiary”, and collectively the “Subsidiaries”) has been duly incorporated and is validly existing as a sociedad anónima bursátil and sociedades anónimas de capital variable, respectively, under the laws of México (except ICA Fluor Daniel, S. de R.L. de C.V. which has been duly incorporated and is validly existing as sociedad de responsabilidad limitada de capital variable);

(2)	Each of the Company and each of the Subsidiaries has full corporate authority to own or, lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Package [and the Final Prospectus] and, in the case of the Company, to enter into and perform its obligations under the Underwriting Agreement and the Mexican Underwriting Agreement;

(3)	The Company’s authorized equity capitalization is as set forth in the Disclosure Package [and the Final Prospectus]; the capital stock of the Company conforms to the description thereof contained in the Disclosure Package [and the Final Prospectus]; the Common Stock and CPOs conform to the description thereof contained in each of the Disclosure Package [the Final Prospectus] and the Prospecto de Colocación; the outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable; the Common Stock to be subscribed and paid as part of the Mexican Offering, the Securities have been duly authorized and validly issued, and when delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement and by the Mexican Underwriter pursuant to the Mexican Underwriting Agreement, will be fully paid and nonassessable; the Common Stock is duly listed for trading on the Mexican Stock Exchange and the Common Stock has been registered with the RNV maintained by the CNBV; the holders of outstanding shares of capital stock of the Company are not entitled to any preemptive or other rights to subscribe for the Securities and no holder of shares of the Company or CPOs representing shares of the Company, has requested the Company to place its shares or CPOs as part of the offerings; except for those mentioned in the Disclosure Package [and Final Prospectus], no options, warrants or other rights to purchase, agreements or other obligations to issue or rights to convert any obligations into or exchange any securities for Common Stock or ownership interests in the Company are outstanding;

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(4)	Except as set forth in the Disclosure Package [and Final Prospectus], the Company owns the majority of the outstanding shares of capital stock of each of the Subsidiaries, either directly or indirectly through subsidiaries; all the outstanding shares of capital stock of each subsidiary have been duly authorized and validly issued and are fully paid and nonassesable, and except as otherwise set forth in the Disclosure Package [and Final Prospectus], all outstanding shares of the capital stock of the Subsidiaries (other than with respect to Constructora Internacional de Infraestructura, S.A. de C.V.) are owned by the Company either directly or indirectly through subsidiaries free and clear of any security interest, lien or encumbrance;

(5)	Each of the Underwriting Agreement and the Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming that it constitutes a valid, legally binding and enforceable agreement under New York law, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms (subject to applicable reorganization (concurso), insolvency, fraudulent transfer, bankruptcy, moratorium or other laws affecting creditors’ rights generally from time to time in effect);

(6)	Each of the Mexican Underwriting Agreement and the CPO Trust Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms (subject to applicable reorganization (concurso), insolvency, fraudulent transfer, bankruptcy, moratorium or other laws affecting creditor’s rights generally from time to time in effect);

(7)	There are no actions, suits or proceedings pending or to the best of our knowledge threatened against or affecting the Company or any of its subsidiaries by or before any Governmental Agency or arbitrator which, in any one case or in the aggregate could reasonably be expected to have a Material Adverse Effect, other than as described in the Disclosure Package [and Final Prospectus]; and there is no franchise, contract or other document of a character required to be described in the Registration Statement or Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required;

(8)	No Governmental Authorization is required in connection with the transactions contemplated in the Underwriting Agreement the Deposit Agreement or the Mexican Underwriting Agreement, except such as have been duly obtained under the laws of México and are in full force and effect;

(9)	Neither the execution and delivery by the Company of the Underwriting Agreement or the Mexican Underwriting Agreement, nor the performance by the Company of its obligations therein contemplated, including the issue and sale of the Securities, nor the issuance by the Company and the subscription by the CPO Trustee of the Common Stock underlying the CPOs, nor the subscription and payment by the Mexican Underwriter of Common Stock as a result of the exercise

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of the over-allotment option, nor the delivery of the CPOs by the CPO Trustee to the Underwriters will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to (x) any statute, law, rule, regulation, judgment, order or decree of any Governmental Agency, applicable to the Company or any arbitrator or other authority having jurisdiction over the Company or is subsidiaries or any of its or their properties of its Subsidiaries, (y) the Company’s or any of its Subsidiaries’ incorporation character or by-laws (estatutos sociales) or (z) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its Subsidiaries is a party or bound or to which its or their property is subject; which conflict, breach violation, lien, charge or encumbrance would have a Material Adverse Effect;

(10)	The deposit of the underlying Common Stock with the Mexican CPO trustee and the deposit of the CPOs with the Mexican custodian for the Depositary in accordance with the provisions of the Deposit Agreement is valid;

(11)	In so far as matters of Mexican law are concerned, the Registration Statement and the ADR Registration Statement and the filing of the Registration Statement and the ADR Registration Statement with the Commission have been duly authorized by and on behalf of the Company, and the Registration Statement and the ADR Registration Statement have duly executed pursuant to such authorization by and on behalf of the Company;

(12)	Except for income taxes imposed on persons whose income is subject to tax in México as a result of the existence of any present or former connection between that person and México (including residence for tax purposes or through a permanent establishment of such person located in México) and not solely as a result of entering into or performing their obligations under the Underwriting Agreement or acquiring the CPOs, no Mexican stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to México or any political subdivision or taxing authority thereof or therein in connection with the issuance of the Common Stock by the Company, the subscription of the relevant Common Stock by the CPO Trustee, the delivery by the CPO Trustee of the CPOs to the Underwriters or the purchase and sale of the CPOs by the Underwriters as contemplated in the Underwriting Agreement;

(13)	Except as set forth, and subject to the conditions provided in the Disclosure Package [and Final Prospectus], all dividends and other distributions declared and payable on the Global Shares may be paid by the Company to the registered holder thereof the Depositary and holders of ADRs, as applicable, in Mexican pesos that may be converted into United States dollars and other foreign currency and freely transferred out of México, and all such dividends and other

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distributions made to holders of the Global Shares are and will not be subject to Mexican income, withholding or other taxes on the recipient under the laws and regulations of México and are otherwise free and clear of any other tax, duty withholding or deduction in México on the recipient and without the necessity of obtaining any Governmental Authorization in México;
(14)	The choice of law provision in the Underwriting Agreement as set forth in Section [●] therein, and in Section [●] of the Deposit Agreement is legal, valid and binding under the laws of México, and the courts of México would honor this provision; the Company has the legal capacity to sue and be sued in its own name under the laws of Mexico; the Company has the power to submit, and has irrevocably submitted, to the jurisdiction of the New York courts as specified in the Underwriting Agreement and has validly and irrevocably appointed CT Corporation System as its authorized agent for the purposes described in Section [●] of the Underwriting Agreement under the laws of Mexico; the irrevocable submission of the Company to the jurisdiction of the New York courts specified in the Underwriting Agreement and the waivers by the Company of any immunity and any objection to the venue of the proceeding in a New York court as specified in the Underwriting Agreement are legal, valid and binding under the law of Mexico and we know of no reason why the courts of Mexico would not give effect to such submission or waiver; and a final and conclusive judgment (not subject to appeal) of the courts of the State of New York for the payment of money rendered against the Company in relation to the Underwriting Agreement would be recognized as valid and final and would be enforced, by the courts of México; provided, inter alia, that:
(i)	such judgment is obtained in compliance with the legal requirements of the jurisdiction of the court rendering such judgment and in compliance with all legal requirements of the Underwriting Agreement;

(ii)	such judgment is strictly for the payment of a certain sum of money and has been rendered in an in personam action (as opposed to an in rem action);

(iii)	service of process in the action has been made personally on the defendant (a court of México would consider the service of process upon the duly appointed process agent, by means of a notarial instrument, to be personal service of process meeting procedural requirement of México, provided such service of process is personally made upon the process agent); provided, however, that service by mail does not constitute personal service in México, and provided further that as a result of service of process the defendant must be given an opportunity to answer any lawsuit, be heard and provide evidence in connection therewith;

(iv)	such judgment does not contravene public policy of México, international treaties or agreements binding upon México or generally accepted principles of international law (and on the date hereof we have no reason

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to believe that a judgment based upon the Underwriting Agreement would contravene Mexican law or public policy); provided further that the contravention of public policy of México is always a matter of judicial interpretation in México;

(v)	the applicable procedures under the laws of México with respect to the enforcement of foreign judgments (including issuance of a letter rogatory by the competent authority of such jurisdiction requesting enforcement of such judgment and the certification of such judgment as authentic by the corresponding authorities of such jurisdiction in accordance with the laws thereof) are complied with;

(vi)	the action in respect of which such judgment is rendered is not the subject matter of a lawsuit among the same parties pending before a Mexican court;

(vii)	the courts of such jurisdiction would enforce Mexican judgments as a matter of reciprocity;

(viii)	the action has been brought in the courts specified above;

(ix)	such judgment is final in the jurisdiction where obtained;

(x)	the court issuing the judgment is considered competent under internationally accepted rules that are compatible with Mexican procedural laws; and

(xi)	the documents relating to the legal action instituted before New York courts, and the judgment rendered thereunder, would have to be translated into Spanish by an translator duly authorized by the Mexican courts for their admissibility before the Mexican court before which enforcement is requested, and provided further that such translation would have to be approved by the Mexican court after the defendant had been given an opportunity to be heard with respect to the accuracy of the translation, and such proceedings would thereafter be based upon the translated documents.
(15)	None of the Underwriters will be deemed to be a resident of or subject to taxation in México, by virtue solely of the execution or performance of the Underwriting Agreement;

(16)	To ensure the legality, validity and enforceability of each of the Underwriting Agreement, the Deposit Agreement and any other document required to be furnished thereunder against the Company in México, it is not necessary that such document or any other document be filed or recorded with any court or other authority in Mexico or be notarized, or that any stamp tax or other similar tax be paid on or in respect thereof or in respect of any other document to be furnished thereunder; and

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(17)	No license or approval in Mexico is required by any of the Underwriters to enter into or perform its obligations under the Underwriting Agreement or to exercise its rights thereunder.
     This opinion is subject to the following qualifications:
(a)	The enforceability of the obligations of the Company under the Transaction Documents and the Mexican Underwriting Agreement may be limited or affected by statutory priorities or provisions established by, and to the extent therein provided, (i) laws imposing federal, state or municipal taxes, including taxes or amounts payable by the Company that are considered as such under Mexican law, such as social security and payments of similar import owed to, or collectible by, a Governmental Agency with the power to collect fiscal contributions; (ii) Mexican federal labor laws regarding compensation of any kind owed by the Company to persons covered by such laws; and (iii) reorganization (concurso), insolvency, fraudulent transfer, bankruptcy, moratorium or other laws affecting creditor’s rights generally from time to time in effect or by the availability of the remedy of specific performance;

(b)	There are substantial differences between the United States of America and México with respect to the enforcement of civil remedies and criminal penalties. The enforceability in México of such civil and criminal penalties as are afforded by U.S. federal securities laws is therefore uncertain. It is also uncertain whether extradition treaties now in effect between the United States of America and México would subject the directors and officers of the Company to effective enforcement of the criminal penalties of such laws;

(c)	Claims may become barred under Mexican statutes of limitation (regardless of other applicable statutes of limitation) or may be or become subject to defense or set-off or counterclaim. In case of any suit brought before Mexican courts, said courts could apply Mexican law with respect to statute of limitations and expiration, notwithstanding the fact that the parties to the Transaction Documents have selected other laws to govern such documents. We express no opinion as to the enforceability of a foreign judgment deriving from a lawsuit brought once the Mexican statute of limitations has elapsed;

(d)	In the event proceedings are brought in México seeking performance of obligations under the Transaction Documents, payment of obligations in foreign currency which are to be complied within México may be made by delivering the equivalent in the currency of México at the rate of exchange prevailing in the place and on the date of payment. We express no opinion on the obligation of a Relevant Party to indemnify in the event of a payment made in a judgment currency;

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(e)	Provisions of the Transaction Documents granting discretionary authority to a Relevant Party cannot be exercised in a manner inconsistent with the relevant facts nor obviate any requirement to produce satisfactory evidence as to the basis of any determination so made. In addition, under the laws of México, the Company will have the right to contest in court any notice or certificate of a Relevant Party purporting to be conclusive and binding;

(f)	Except as provided under paragraphs 10, 11 and 13 above, we express no opinion as to the tax treatment of any transaction contemplated in any of the Transaction Documents or the Mexican Underwriting Agreement;

(g)	We have not been asked to and, as a result, we express no opinion as to the accounting treatment of any transaction contemplated in any of the Transaction Documents or the Mexican Underwriting Agreement;

(h)	Personal service of process is considered to be a basic procedural requirement under Mexican law and is always subject to judicial interpretation in México. If for purposes of proceedings outside México service of process is made by mail or other method that is not personal, such service of process does not constitute personal service under Mexican law. The courts of México would not enforce a final judgment based on such process; and

(i)	We express no opinion under the laws of any jurisdiction other than México.
     In the course of preparation by the Company of the Disclosure Package [and the Final Prospectus], we have participated in conferences with officers of the Company, with representatives of the independent auditors of the Company, and with Citigroup Global Markets Inc. and its counsel. We are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Disclosure Package [and Final Prospectus] (except to the extent expressly stated above and to the extent specified in the following paragraph).
     The limitations inherent in the independent verification of factual matters and the character of determinations involved in the preparation of the Transaction Documents are such that we do not assume any responsibility for the accuracy or fairness of the statements contained in them except that those made under the captions [“Risk Factors-Risk Factors Related to this Offering– Holders of CPOs are not entitled to vote and may not be entitled to preemptive rights”, “Description of CPOs”, “Taxation–Taxation of Dividends–Mexican Tax Considerations”, “Taxation–Taxation of Dispositions of CPOs–Mexican Tax Considerations”, “Taxation–Other Mexican Taxes” and “Enforceability of Civil Liabilities” of the Disclosure Package [and Final Prospectus], and under the captions “Item 3. Key Information–Risk Factors–Risks related to our Securities–You may not be entitled to participate in future preemptive rights offerings and–Risks Factors related to our Major Shareholders–Holders of ADSs and CPOs are not entitled to vote”, “Item 9. Trading on the Mexican Stock Exchange”, “Item 9. The Offer and Listing–Trading–Limitations Affecting ADS holders and CPO Holders” and “Item 10. Additional Information–Memorandum and Articles of Incorporation and Exchange Controls”] in the Company’s annual report for fiscal year 2006 filed on Form 20-F/A on [●] , [●] , insofar as such statements constitute

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matters of Mexican law, contain a fair and accurate summary of such matters in all material respects and nothing has been omitted from such statements that would make them misleading in any material respect.
     Notwithstanding the foregoing, on the basis of the information that we have obtained in the course of the performance of the services referred to above, considered in the light of the experience we have gained through our practice in this field, we confirm that nothing came to our attention in the course of the rendering of our services has caused us to believe that the Disclosure Package [and Final Prospectus], as of its date, or as of the date of this opinion, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     We have no reason to believe that on the Effective Date the Registration Statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Final Prospectus as of its date and on the Closing Date included or includes any untrue statement of a material fact of omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which it was made, not misleading (in each case, other than the financial statements and other financial information contained therein, as to which we express no opinion).
     We have no reason to believe that the Disclosure Package, as amended or supplemented at the execution time, and the price to the public, the number of Underwritten Securities and the number of Option Securities to be included on the cover page of the Final Prospectus, when taken together as a whole, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements and other financial information contained therein, as to which we express no opinion).
     The opinions set forth above are effective as of the date hereof and are subject to change by reason of change of law and circumstances, lapse of time and other similar matters. We express no opinion as to the rights, obligations or other matters arising subsequent to the date hereof, and we assume no responsibility to advise you, your counsel or any other person of any changes to our opinion subsequent to the date hereof.
     To the extent laws other than the laws of México may be relevant to any opinion expressed above, we have, without having made any independent investigation with respect thereto, relied on the opinion to you of even date herewith of Cleary Gottlieb Steen & Hamilton, LLP with respect to the laws of the United States of America and any state or political subdivision thereof. This opinion is furnished by us as special Mexican counsel to the Company under the Underwriting Agreement and the Mexican Underwriting Agreement, is solely for your benefit and may not be relied upon by third parties except with our written consent. This opinion may not be referred to in any offering materials by any person for any purpose without our express written consent.

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Sincerely,
White & Case, S.C.

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EXHIBIT D
Form of Opinion of
Emmet, Marvin & Martin, LLP
1.	the Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes a valid and binding agreement of the Depositary enforceable against the Depositary in accordance with its terms;

2.	upon execution and delivery by the Depositary of ADRs evidencing the ADSs against the deposit of Shares in accordance with the provisions of the Deposit Agreement, the ADSs will be validly issued and will entitle the holders of the ADSs to the rights specified in those ADRs and in the Deposit Agreement; and

3.	the legal entity for the issuance of ADRs filed a registration statement for the ADSs on Form F-6 under the Act and the staff of the Securities and Exchange Commission has informed us that the Commission declared that registration statement effective.

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